

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-3628

May 16, 2008

<u>Via Facsimile (201) 934-2642 and U.S. Mail</u>

Maureen Richards, Esq.
Senior Vice President and General Counsel
Footstar, Inc.
933 MacArthur Blvd.
Mahwah, NJ 07430

> **Re: Footstar, Inc.
> Revised Preliminary Proxy Statement on Schedule 14A
> Filed May 15, 2008
> File No. 001-11681**

Dear Ms. Richards:

We have reviewed your filing and have the following comments.

<u>Revised Preliminary Proxy Statement</u>
<u>General</u>

1.   Please fill in the blanks in your proxy statement, including the date of the meeting. See Item 1 of Schedule 14A.

<u>Item 1. Election of Directors, page 3</u>

2.   We note that your board has adopted a plan of liquidation that provides for the company to submit it for security holder approval in 2009. In this respect, describe the plan and its adoption. Also, address the effect of this plan on the term to be served by your current Class II nominees and the Class I directors currently serving a term to end in 2010. As appropriate, revise your disclosure regarding the reduction in size of your director classes as a result of your adoption of the plan of liquidation.

<u>Appendix A</u>

3.   We reissue comment 9.

Closing Comments

        Please amend the Schedule 14A promptly to comply with our comments. In addition, provide a letter keying your responses to the comments, and provide any requested supplemental information. If you believe complying with these comments is not appropriate, tell us why in your letter. The response letter should be uploaded to EDGAR, with the form type label "CORRESP" and linked to the Exchange Act file number. We may have comments after reviewing revised materials and your responses.

        Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

        Sincerely,

        Daniel F. Duchovny
        Special Counsel
        Office of Mergers and Acquisitions